

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 18, 2010

Ms. Qinghua Hu
Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

Re: **Niusule Biotech Corp.**
Form 8-K and Form 8-K/A
Filed March 22, 2010 and May 12, 2010
File No. 333-152398

Dear Ms. Qinghua Hu

We sent you a letter on May 13, 2010, advising you of deficiencies in the letter from your former accountant attached as Exhibit 16 to the Form 8-K filed May 12, 2010. As of the date of this letter, the issues identified in that letter remain outstanding and unresolved.

Separately, we understand, based on discussions with your former auditor, Mr. Harold Spector, on April 20, 2010, that there may have been a disagreement with your former auditor. This would require disclosure under Item 304(a)(1)(iv) of Regulation S-K.

Specifically, we understand that:

- You had recorded and intended to report in your consolidated financial statements a significant sale of inventory to a consolidated subsidiary located in China;

- Your former auditor objected to this presentation, and indicated that the transaction should be eliminated in consolidation; and,

- Absent adjustment to eliminate the transaction, your former auditor would not have issued an unqualified audit opinion on your financial statements covering the fiscal year ended December 31, 2009.

For further information regarding disagreements, refer to Instruction 4 to Item 304 of Regulation S-K.

We also understand that in discussing this disagreement, you advised your former auditor that you had consulted with the accountants in Chicago and that they agreed with your position. Such a consultation would require disclosure under Item 304(a)(2) of Regulation S-K.

Based on our understanding of these interactions, the details of the disagreement and consultation should have been reported on Form 8-K within four days of having dismissed the former auditors and having engaged the new accountants. Under these circumstances, you should have also asked the newly engaged accountants to review the disclosure pertaining to the consultation and provided that firm with the opportunity to furnish a letter, addressed to the SEC, providing any new information, clarification on the views you expressed, or indicating the respects in which it does not agree with the statements you made, to comply with Item 304(a)(2)(D) of Regulation S-K. This letter would need to have also been filed as an exhibit to your Form 8-K, and would be incremental to the letter required from your former auditors.

If you do not believe these matters require disclosure you should submit, in response to this letter, a thorough explanation in support of your view. Your response should include a detailed discussion of the transaction (e.g. the date, type and quantity of inventory sold, identification of the subsidiary, dollar value ascribed, method of determining value), and how the transaction was reported in your financial statements. In connection with this, you should describe both the final reporting of this transaction as well as any alternative reporting that was considered. Your response should also provide a detailed discussion of the timing and substance of all conversations or correspondence between you, your former auditor or your newly engaged accountant regarding the accounting and reporting of this transaction.

Otherwise, you should amend your filing to include all of the information about the disagreement and the consultation that is required to comply with Item 304(a)(1)(iv) and Item 304(a)(2)(A), (B) and (C) of Regulation S-K. Please obtain and file the letters from your former auditor and the newly engaged accountant as appropriate.

If you have not responded to this letter within 5 business days we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence on our website at the following address: http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 or me, at (202) 551-3489 if you have questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant